UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Corindus Vascular Robotics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
218730109
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
(212) 521-8495
Copies to:
 Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Hudson Executive Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,918,454

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,918,454

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,918,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN/IA

[1]	The percentage calculations herein are based upon 206,212,607 shares of common stock, par value $0.0001 per share outstanding as of March 12, 2019.

1	NAMES OF REPORTING PERSONS

HEC Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,918,454

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,918,454

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,918,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[2]	The percentage calculations herein are based upon 206,212,607 shares of common stock, par value $0.0001 per share outstanding as of March 12, 2019.

1	NAMES OF REPORTING PERSONS

Douglas L. Braunstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,918,454

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,918,454

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,918,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[3]	The percentage calculations herein are based upon 206,212,607 shares of common stock, par value $0.0001 per share outstanding as of March 12, 2019.

ITEM 1. SECURITY AND ISSUER
Item 1 of the Schedule 13D (as defined below) is amended and supplemented as follows:
This second amendment to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.0001 per share (the “Shares”) of Corindus Vascular Robotics, Inc., a Delaware corporation (the “Issuer”), and supplements the information set forth in the Schedule 13D filed on March 10, 2017 (the “Original 13D” and, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (together with Hudson Executive and Management GP, the “Reporting Persons”). The principal executive offices of the Issuer are located at 309 Waverley Oaks Road, Suite 105, Waltham, MA 02452.
The Reporting Persons (as defined below) beneficially own an aggregate of 30,918,454 Shares (the “Subject Shares”), including (i) 14,294,107 Shares; (ii) 10,800,000 Shares issuable upon the conversion of 540,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (iii) 1,084,320 Shares issuable upon the conversion of preferred stock received by way of dividends on the Series A Preferred Stock; (iv) 4,725,000 Shares issuable upon the exercise of warrants (the “Warrants”); and (v) 15,027 Shares issuable upon the vesting of restricted stock units (the “Restricted Stock Units”). The Subject Shares represent approximately 15.0% of the issued and outstanding Shares, after giving effect to the conversion of the Series A Preferred Stock, the exercise of the Warrants and the vesting of the Restricted Stock Units, and based upon 206,212,607 Shares outstanding as of March 12, 2019.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
Mr. Braunstein has acquired a total of 58,562 Shares from the Issuer in connection with his service as a non-employee director of the Issuer pursuant to the Issuer’s director compensation policy, including: (i) 13,483 Shares issued to Mr. Braunstein in lieu of the retainer and meeting fees due to Mr. Braunstein in the amount of $15,899 between April 6, 2018 and January 10, 2019; and (ii) 45,079 Shares acquired between June 16, 2018 and February 28, 2019 upon the vesting of 45,079 of the Restricted Stock Units that were granted to him annually, in his capacity as a director of the Issuer. 15,027 of the 60,106 Restricted Stock Units granted to Mr. Braunstein by the Issuer remain unvested. All common stock granted to Mr. Braunstein under the Issuer’s director compensation policy are subject to a resale restriction ending on the earlier of Mr. Braunstein’s termination of service as a director or the three-year anniversary of the payment date.
The Reporting Persons caused one of the investment funds affiliated with Hudson Executive (the “HEC Funds”) to use its working capital to purchase 2,899,391 Shares (the “Purchased Securities”), in the private placement described in Items 5 and 6 of this Schedule 13D. The total purchase price for the Purchased Securities was $3,999,999.82.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1 of this Amendment No. 2, and that information is incorporated by reference herein.
(c) No transactions in the Shares or related options were effected during the past 60 days by or on behalf of any Reporting Person, except as described in Items 3, 5 and 6 of this Schedule 13D.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is amended and supplemented as follows:
On March 12, 2019 the Issuer entered into a securities purchase agreement (the “2019 Securities Purchase Agreement”) for a private placement (the “Placement”) of Shares to existing investors in the Issuer (the “Investors”), including a participating HEC Fund. Pursuant to the 2019 Securities Purchase Agreement, the Reporting Persons caused the participating HEC Fund to acquire 2,899,391 Shares. The Purchased Shares are subject to a contractual six-month lock-up. The transaction closed on March 12, 2019 (the “Closing Date”).
On March 12, 2019, the Issuer also entered into a registration rights agreement (the “2019 Registration Rights Agreement”) with the Investors, requiring the Issuer to register the resale of the Purchased Shares. Under the 2019 Registration Rights Agreement, the Issuer will be required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 90 days of the Closing Date, and to use commercially reasonable efforts to have the registration statement declared effective within 180 days.

The Subject Securities were offered, issued and sold in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act, relating to sales by an issuer not involving any public offering and in reliance on similar exemptions under applicable state laws.
The above description of the material terms of the Placement is qualified in its entirety by reference to the full text of the 2019 Securities Purchase Agreement and 2019 Registration Rights Agreement, the forms of which are included as Exhibit 9 and 10 to this Schedule 13D, respectively.
Except as described above or otherwise herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 9	Form of Securities Purchase Agreement, dated March 12, 2019, by and among the Issuer and the Investors named therein.

Exhibit 10	Form of Registration Rights Agreement, dated March 12, 2019, by and among the Issuer and the Investors named therein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 14, 2019

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein